Mail Stop 0408




								July 19, 2005




Mr. Greg L. Lee
Chairman of the Board and Chief Executive Officer
Nexity Financial Corporation
3500 Blue Lake Drive, Suite 330
Birmingham, Alabama 35243

      Re:	Nexity Financial Corporation
      Registration Statement on Form 10
      Filed July 8, 2005
      File No. 000-51273



Dear Mr. Lee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General Business, page 1
1. We note your response to comment 6 of our letter dated June 10, 2005. As we previously requested, please state, in this section, for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 15 percent or more of consolidated revenue, as required by Item 101(c)(1)(i) of Regulation S-K. Please provide data for each of the three groups of products and services that you describe on pages 1-2.

2. We note your response to comment 12 of our letter dated June
10,
2005. Please estimate, for both areas in which you compete, the number of competitors and your competitive position, as required by
Item 101 (c)(1)(x). Please provide more detail regarding your competitors in both areas including their size, resources, expertise, and customer base. In addition, please explain, for both areas in which you compete, both positive and negative factors pertaining to your competitive position, as required by Item 101 (c)(1)(x). Since interest rates that you charge for loans and that you offer for deposits are a principal method of competition, please discuss how you compete with larger more established financial institutions with more resources and higher volume of deposits and loans than you.
Please
explain to us the basis for your claim that you "compete effectively... by offering responsive high quality service with user-friendly technology."


Risk Factors, page 13
3. Please revise the first sentence of this section to delete your statement that "many of these risks are summarized below" since
Item
503 (c) requires that you provide "a discussion of the most significant factors that make the offering speculative or risky."


Maturity Distribution of Time Deposits of $100,000 or More, page
41

4. Please revise to include the maturity schedule as of March 31, 2005, refer to Guide 3 V. (D).











      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Matthew Komar at (202) 551-3781 or Donald A. Walker, Jr. at 202-551-3490 if you have questions regarding comments
on the financial statements and related matters.  Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-
3448
with any other questions.



								Sincerely,



								Jessica Livingston
								Attorney - Advisor




Mr. Greg L. Lee
Nexity Financial Corporation
July 19, 2005
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